SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC (Offeror)
Joseph R. Wright (Offeror)
Cowen Investments LLC (Offeror)

The Chart Group, L.P. (Other)

RCG LV Pearl LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$2,053,440	$238.61

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 6,844,800 Warrants to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.30 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $116.20 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $238.61	Filing Party: Chart Acquisition Group LLC, Joseph R. Wright, Cowen Investments LLC, The Chart Group, L.P. and RCG LV Pearl LLC

Form or Registration No.: Schedule TO-T	Date Filed: May 14, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”), Cowen Investments LLC (“Cowen” and, together with the Sponsor and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the Sponsor, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Filing Persons”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2015 (together with all amendment and supplements thereto, “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 2 to Schedule TO (“Amendment No. 2”), relates to the offer to purchase for cash up to 6,844,800 of the warrants of Chart Acquisition Corp. (the “Company”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $2,053,440. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated May 14, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 2 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 14d-3 under the Exchange Act. Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and supersedes any conflicting disclosure set forth in the Offer to Purchase, and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

The last paragraph in the section entitled “The Business Combination” on page 20 of the Offer to Purchase is hereby amended and restated as follows:

On June 10, 2015, the terms of the business combination were further amended, as Chart, Tempus and the other parties to the Merger Agreement, as well as two new, additional parties, entered into a Second Amendment to Merger Agreement (the “Second Amendment”). The Second Amendment was entered to in order to provide for the consummation, immediately prior to the closing of the business combination, of a series of privately negotiated transactions, referred to collectively herein as the “Financing”, involving aggregate cash investments of $10.5 million by three outside investor entities (or affiliates thereof) that have not previously invested in Chart or Tempus (the “New Investors”); aggregate cash investments of $5.0 million by the Purchasers; and a cash investment of $500,000 by the Chief Financial Officer of Tempus (through his individual retirement account). The purpose of the Financing is to help ensure that Chart will have sufficient funds to close the business combination, although the Financing will also result in the substantial dilution of post-business combination shareholdings in Tempus Holdings, affecting all investors in Chart common stock who are not participating in the Financing and who do not redeem their Chart common stock in connection with the special meeting to be held to approve the business combination, but instead exchange their Chart common stock for Tempus Holdings common stock in the business combination. The Second Amendment was also entered to in order to make certain other amendments to the terms of the business combination.

1

Pursuant to the Second Amendment, the parties agreed to (i) add Chart Financing Sub Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Chart (“Chart Financing Sub”), and TAS Financing Sub Inc., a Delaware corporation and a newly formed wholly-owned subsidiary of Tempus (“Tempus Financing Sub” and, together with Chart Financing Sub, the “Financing Subs”) as parties to the Merger Agreement and revise the contemplated mergers to include the Financing Subs as described below, (ii) provide for the merger consideration to be delivered in the business combination as described below to the holders of the preferred stock of the Financing Subs issued in the Financing, (iii) add the consummation of the Financing as a mutual closing condition, (iv) revise the form of amended and restated certificate of incorporation for Tempus Holdings to be adopted at the closing of the business combination to increase the number of authorized shares and to include the certificate of designations for new Series A Convertible Preferred Stock of Tempus Holdings (“Tempus Holdings Preferred Stock”), (v) revise the form of registration rights agreement to be executed at the closing of the business combination to include as registrable securities thereunder the shares of Tempus Holdings common stock and Series A-2 warrants and Series B-2 warrants of Tempus Holdings to be issued to the Chief Financial Officer of Tempus (through his individual retirement account) (the “Tempus Affiliate Investor”, and together with the Purchasers, the “Affiliate Investors” and collectively with the New Investors, the “Investors”) as a result of the Financing and the shares of Tempus Holdings stock issuable to the Tempus Affiliate Investor upon exercise of such warrants (as well as any shares of Tempus Holdings common stock issuable upon conversion of any Tempus Holdings Preferred Stock issued upon the exercise of any such warrants), but without any such securities being subject to lock-up, (vi) amend the Registration Rights Agreement, dated as of December 13, 2012, by and among the Purchasers and the other parties thereto, to add Tempus Holdings as a party and to include as registrable securities thereunder the shares of Tempus Holdings common stock and Series A-2 warrants and Series B-2 warrants of Tempus Holdings to be issued to the Purchasers as a result of the Financing and the shares of Tempus Holdings stock issuable to the Purchasers upon exercise of such warrants (as well as any shares of Tempus Holdings common stock issuable upon conversion of any Tempus Holdings Preferred Stock issued upon the exercise of any such warrants), but without any such securities being subject to lock-up, (vii) otherwise revise the Merger Agreement to account for the Financing and the addition of the Financing Subs as parties to the Merger Agreement and (viii) extend the date upon which either Chart or Tempus are entitled to terminate the Merger Agreement to take into account the extension of the deadline for the consummation of the business combination from June 13, 2015 to July 31, 2015 and otherwise account for such additional extension.

In addition, the Second Amendment removed as a condition to the closing of the business combination the requirement, in the original Merger Agreement, that Tempus must have entered into one or more contracts providing for at least $100 million of revenues payable to Tempus within 12 months after the date of the closing. It is the view of Chart’s management that Tempus has a reasonable expectation of being awarded, among other contracts and business opportunities, one particular international government contract that would by itself meet most or all of the closing condition, but there is no certainty that the contract will be awarded to Tempus, including prior to the closing of the business combination, and the need for the closing condition had been obviated by the reduction in the base value of the merger consideration effectuated in the First Amendment to the Agreement and Plan of Merger.

The Second Amendment revises the business combination so that (i) both Chart Merger Sub and Chart Financing Sub will merge with and into Chart, with Chart being the surviving entity and a wholly-owned subsidiary of Tempus Holdings, and with former (A) Chart shareholders and warrant holders receiving newly issued shares of common stock and warrants, respectively, of Tempus Holdings, and (B) the Affiliate Investors receiving in exchange for their shares of preferred stock to be issued by Chart Financing Sub in the Financing newly issued shares of common stock and warrants of Tempus Holdings and (ii) both Tempus Merger Sub and Tempus Financing Sub will merge with and into Tempus, and with former (A) Tempus members receiving newly issued shares of common stock of Tempus Holdings, and (B) the New Investors receiving in exchange for their shares of preferred stock to be issued by Tempus Financing Sub in the Financing newly issued shares of common stock, preferred stock and warrants of Tempus Holdings.

In the business combination, (i) in exchange for each share of Tempus Financing Sub preferred stock purchased by a New Investor for $10.00 per share, the New Investor will receive 2.5 shares of either Tempus Holdings common stock or preferred stock (as designed by such New Investor in the Financing documents), 1.875 Series A-1 warrants to purchase either Tempus Holdings common stock or preferred stock and 0.625 Series B-1 warrants to purchase either Tempus Holdings common stock or preferred stock, and (ii) in exchange for each share of Chart Financing Sub preferred stock purchased by an Affiliate Investor for $10.00 per share, the Affiliate Investor will receive 2.5 shares of Tempus Holdings common stock, 1.875 Series A-2 warrants to purchase either Tempus Holdings common stock or preferred stock and 0.625 Series B-2 warrants to purchase either Tempus Holdings common stock or preferred stock.

2

The Financing

The consummation of the business combination will be immediately preceded by the Financing, a series of privately negotiated transactions involving aggregate cash investments of $10.5 million by the “New Investors” and aggregate cash investments of $5.5 million by the Purchasers and the Tempus Affiliate Investor, who is the Chief Financial Officer of Tempus. As a result of the Financing, it is contemplated that the Tempus Holdings securities being issued to the New Investors in the business combination will be registered and freely tradable by such New Investors, subject to any applicable restrictions under the securities laws.

Purchase and Exchange Agreements

As part of the Financing, pursuant to separate but substantially identical Purchase and Exchange Agreements, each dated as of June 10, 2015, between, on the one hand, Chart, Tempus, Tempus Financing Sub, Tempus Holdings and Chart Financing Sub, and on the other hand each of the respective New Investors (each such agreement, a “New Investor Purchase Agreement”), immediately prior to the consummation of the business combination, subject to the terms and conditions set forth therein, the New Investors will acquire from Tempus Financing Sub an aggregate of 1,050,000 shares of Tempus Financing Sub preferred stock at a price of $10.00 per share.

At the same time as the consummation of the purchases under the New Investor Purchase Agreements, pursuant to a Purchase and Exchange Agreement, dated as of June 10, 2015, between, on the one hand, Chart, Tempus, Tempus Holdings and Chart Financing Sub, and on the other hand Tempus Financing Sub (the “TAS Purchase Agreement”), subject to the terms and conditions set forth therein, Tempus Financing Sub will use the $10.5 million in proceeds from the issuance of the Tempus Financing Sub preferred stock to the New Investors to acquire from Chart Financing Sub 1,050,000 shares of Chart Financing Sub Series A preferred stock at a price of $10.00 per share.

At the same time as the consummation of the purchases under the New Investor Purchase Agreements and the TAS Purchase Agreement, pursuant to separate but substantially identical Purchase and Exchange Agreements, each dated as of June 10, 2015, between, on the one hand, Chart, Tempus Holdings and Chart Financing Sub, and on the other hand each of the respective Affiliate Investors, subject to the terms and conditions set forth therein, the Affiliate Investors will acquire from Chart Financing Sub an aggregate of 550,000 shares of Chart Financing Sub Series B Preferred Stock at a price of $10.00 per share, for an aggregate of $5.5 million. Of the shares so acquired, 308,336 of such shares will be purchased by the Sponsor, 16,664 of such shares will be purchased by Mr. Wright, 175,000 of such shares will be purchased by Cowen and 50,000 of such shares will be purchased by the Tempus Affiliate Investor.

In addition to the foregoing, under the terms of the New Investor Purchase Agreements, it was agreed that, until seven months after the consummation of the business combination, Tempus Holdings will not conduct, without the written consent of each New Investor or its designee, any equity or equity-related financing; provided, that Tempus Holdings may conduct such financings without such consent if the price per common share received by Tempus Holdings in such financings is in excess of $3.00, after giving consideration to all securities issued. Further, under the New Investor Purchase Agreements, it was agreed that the New Investors would not at any time receive any material, non-public information concerning any of the Chart or Tempus parties or their subsidiaries or otherwise relating to the securities in the Financing and the business combination, subject to certain exceptions. Neither the TAS Purchase Agreement nor the Affiliate Investor Purchase Agreements contain any such terms.

Further, it was agreed in each New Investor Purchase Agreement that the Chart and Tempus parties would not offer any other person more favorable terms relating to the transactions contemplated by the New Investor Purchase Agreement than were offered in that New Investor Purchase Agreement; and it was agreed in each Affiliate Investor Purchase Agreement that the Chart and Tempus parties would not offer any other person more favorable terms relating to the transactions contemplated by the Affiliate Investor Purchase Agreement than were offered in that Affiliate Investor Purchase Agreement, except for terms offered in the New Investor Purchase Agreements.

Each of the New Investor Purchase Agreements and the Affiliate Investor Purchase Agreements may be terminated by any party thereto if the Business Combination has not occurred on or prior to July 31, 2015.

3

Securities to be Issued in the Financing

In the business combination, the Tempus Financing Sub preferred stock held by the New Investors and the Chart Financing Sub preferred stock held by the Affiliate Investors will be cancelled. In consideration for such cancellation, the New Investors will collectively receive 1,289,604 shares of Tempus Holdings common stock, 1,335,396 shares of Tempus Holdings Preferred Stock, 1,968,750 Series A-1 warrants and 656,250 Series B-1 warrants, and the Affiliate Investors will collectively receive 1,375,000 shares of Tempus Holdings common stock, 1,031,250 Series A-2 warrants and 343,750 Series B-2 warrants. The Chart Financing Sub preferred stock held by Tempus Financing Sub will be cancelled in the business combination as treasury stock without any consideration paid for such cancellation.

Set forth below is a description of the terms of the Tempus Holdings Preferred Stock and the Series A warrants and Series B warrants to be issued in the Financing:

Tempus Holdings Preferred Stock

The rights and obligations of the holders of the Tempus Holdings Preferred Stock are set forth in the certificate of designations for the Tempus Holdings Preferred Stock, which will be adopted by Tempus Holdings and filed with its amended and restated certificate of incorporation prior to the closing under the New Investor Purchase Agreements.

At any time after its initial issuance date, each preferred share shall be convertible into validly issued, fully paid and non-assessable shares of common stock based on a conversion price of $4.00 per share, subject to adjustment for unpaid dividends and any accrued charges, as well as certain equitable adjustments.

Tempus Holdings shall not effect the conversion of any of the Tempus Holdings Preferred Stock and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the holder would beneficially own in excess of either 4.99% or 9.99% (the “Maximum Percentage”) (as elected in writing by the holder on or prior to the initial issuance date of the Tempus Holdings Preferred Stock) of the shares of Tempus Holdings common stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the shares of common stock issuable to a holder pursuant to the terms of the Tempus Holdings Preferred Stock in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

Tempus Holdings shall not enter into or be party to a “Fundamental Transaction” unless the successor entity assumes in writing all of the obligations of Tempus Holdings under the certificate of designations for the preferred stock. “Fundamental Transaction” means, among other things, that Tempus Holdings shall, directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not Tempus Holdings is the surviving corporation) another entity; (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Tempus Holdings or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more entities; (iii) make, or allow one or more entities to make, or allow Tempus Holdings to be subject to or have its common stock be subject to or party to one or more entities making, a purchase, tender or exchange offer that is accepted by at least 50% of the outstanding shares of common stock; (iv) consummate a stock or share purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more entities whereby all such entities, individually or in the aggregate, acquire at least 50% of the outstanding shares of common stock; or (v) reorganize, recapitalize or reclassify its common stock. The foregoing provisions will not apply to a Fundamental Transaction where the purchaser or other successor entity provides cash consideration and such Fundamental Transaction does not involve the issuance of any securities to the holders of any securities of Tempus Holdings or its affiliates.

4

If at any time Tempus Holdings grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of common stock (“Purchase Rights”), then each preferred share holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of all the Tempus Holdings Preferred Stock (without taking into account any limitations or restrictions on the convertibility of the Tempus Holdings Preferred Stock) held by such holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights.

Holders of Tempus Holdings Preferred Stock shall have no voting rights, except as required by law.

The Tempus Holdings Preferred Stock shall rank pari passu to Tempus Holdings’ shares of common stock in respect of preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of Tempus Holdings, provided that, in a liquidation event, the holders shall be entitled to receive in cash out of the assets of Tempus Holdings an amount per preferred share equal to the greater of $4.00 (plus any unpaid dividends and accrued charges) and the amount per share such holder would receive if such holder converted such Tempus Holdings Preferred Stock into common stock immediately prior to the date of such payment (without regard to any limitations on conversion), provided that if the liquidation funds are insufficient to pay the full amount due to the holders, then each holder shall receive a percentage of the liquidation funds equal to the full amount of liquidation funds payable to such holder, as a percentage of the full amount of liquidation funds payable to all holders (on an as-converted basis, without regard to any limitations on conversion set forth herein) and all holders of common stock, together for such purposes as a single class.

Under the terms of the Tempus Holdings Preferred Stock, if holders thereof convert that preferred stock and Tempus Holdings fails to deliver common stock in response within the time periods and in the manner specified in the terms of the Tempus Holdings Preferred Stock, Tempus Holdings may suffer substantial penalties.

Series A Warrants and Series B Warrants

Each Series A warrant and Series B warrant will entitle the holder thereof to take delivery of the shares purchased through the exercise thereof in the form of either Tempus Holdings common stock or Tempus Holdings Preferred Stock. The Series A warrants will have an exercise price of $4.80 per share purchased, will be immediately exercisable and will expire five years after issuance. The Series B warrants will have an exercise price of $5.00 per share purchased, will be exercisable after five months and will expire fifteen months after issuance.

The Series A warrant and Series B warrants contain customary “cashless exercise” terms, pursuant to which holders of the warrants may choose to exercise the warrants (at a time when the warrants are otherwise exercisable according to their terms) without paying cash, by effectively submitting a greater number of warrants, rather than a smaller number of warrants plus cash, in exchange for shares. The Series B warrants (but not the Series A warrants) contain an additional cashless exercise feature, pursuant to which, during the period from five to fifteen months after the business combination, if the “Market Price” of Tempus Holdings common stock (defined as the average of the four lowest volume-weighted average prices of Tempus Holdings common stock for the preceding 10 trading days) is less than $4.00, the holder of such Series B warrant can exercise the Series B warrant to acquire a number of shares of Tempus Holdings common stock or Tempus Holdings Preferred Stock equal to (depending on the Market Price) up to 122.2% of the number of shares of Tempus Holdings common stock acquired in the business combination, with the lower the Market Price, the more shares being available for acquisition by the Series B warrant holder (subject to a floor of $1.80 per share).

The Series A warrants and Series B warrants also include “full ratchet” anti-dilution protection provisions, which provide that if any shares of Tempus Holdings common stock are issued at a price less than then current exercise price of the Series A warrants or Series B warrants, as applicable, or if any warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for shares of Tempus Holdings common stock are issued with an exercise price less than the then current exercise price of the Series A warrants or Series B warrants, as applicable, then the exercise price of the Series A warrants or Series B warrants, as applicable, will automatically be reduced to the issuance price of such new shares of Tempus Holdings common stock or the exercise price of such warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for shares of Tempus Holdings common stock. These anti-dilution provisions do not apply in the case of an issuance by Tempus Holdings of “Excluded Securities”, including certain option and other equity incentive awards to directors and officers, and securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of Tempus Holdings, but shall not include a transaction in which Tempus Holdings is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

5

Under the terms of the Series A warrants and Series B warrants, Tempus Holdings shall not enter into or be party to a “Fundamental Transaction” unless the successor entity assumes in writing all of the obligations of Tempus Holdings under such warrants. “Fundamental Transaction” means, among other things, that Tempus Holdings shall, directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not Tempus Holdings is the surviving corporation) another entity; (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Tempus Holdings or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more entities; (iii) make, or allow one or more entities to make, or allow Tempus Holdings to be subject to or have its common stock be subject to or party to one or more entities making, a purchase, tender or exchange offer that is accepted by at least 50% of the outstanding shares of common stock; (iv) consummate a stock or share purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more entities whereby all such entities, individually or in the aggregate, acquire at least 50% of the outstanding shares of common stock; or (v) reorganize, recapitalize or reclassify its common stock. The foregoing provisions will not apply to a Fundamental Transaction where the purchaser or other successor entity, after giving effect to such Fundamental Transaction, does not have any equity securities that are then listed or designated for quotation on a national securities exchange or automated quotation system. Moreover, a holder of Series A warrants or Series B warrants may choose, in connection with any Fundamental Transaction, to have Tempus Holdings or the successor entity purchase its warrants from the holder by paying the holder cash in an amount equal to the “Black Scholes Value” (as defined in the warrants) of the warrants.

Under the terms of the Series A warrants and Series B warrants, if Tempus Holdings shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of common stock, then, in each such case, holders of such warrants shall be entitled to participate in such distribution to the same extent that they would have participated if they had held the number of shares of common stock acquirable upon complete exercise of such warrants (without regard to any limitations or restrictions on exercise of such warrants) immediately before the date on which a record is taken for such distribution.

Under the terms of the Series A warrants and Series B warrants, if Tempus Holdings grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of common stock (“Purchase Rights”), then each holder of Series A or Series B warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of all the Tempus Holdings Preferred Stock (without taking into account any limitations or restrictions on exercise of such warrants) held by such holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights.

Under the terms of the Series A warrants and Series B warrants, if holders thereof exercise warrants and Tempus Holdings fails to deliver common stock in response within the time periods and in the manner specified in the terms of the warrants, Tempus Holdings may suffer substantial penalties.

Under the terms of the Series A-1 warrants and Series B-1 warrants (but not the Series A-2 warrants or Series B-2 warrants), Tempus Holdings shall not effect the exercise of any warrants and the exercise thereof shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the holder would beneficially own in excess of either 4.99% or 9.99% (the “Maximum Percentage”) (as elected in writing by the holder on or prior to the initial issuance date of the warrants) of the shares of Tempus Holdings common stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act, and the shares of common stock issuable to a holder pursuant to the terms of the warrants in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

6

Under the terms of the Series A-1 warrants, until 12 months following the consummation of the business combination, each New Investor shall have the right to participate in any Tempus Holdings offering, with the aggregate percentage participation of all the New Investors being 35%. Under the terms of the Series A-2 warrants, until 12 months following the consummation of the business combination, each Affiliate Investor shall have the right to participate in any Tempus Holdings offering, with the aggregate percentage participation of all the Affiliate Investors being 18%.

Impact of the Business Combination on Chart’s Public Float

As of June 10, 2015, the date of the signing of the Financing documents, Chart’s public stockholders owned approximately 57.0% of Chart issued and outstanding capital stock and Chart’s initial stockholders, which includes the Sponsor and Chart’s directors and officers, owned approximately 43.0% of Chart issued and outstanding capital stock. As of June 10, 2015, prior to giving effect to any redemptions in connection with the extension of the deadline for Chart to consummate its business combination, it was anticipated that, immediately after the business combination and if there are no redemptions, Chart’s public stockholders, excluding the Investors, will own approximately 23.0% of Tempus Holdings issued and outstanding capital stock, Chart’s initial stockholders (including the Purchasers) will own approximately 27.1% of Tempus Holdings issued and outstanding capital stock, the New Investors will own approximately 20.3% of Tempus Holdings issued and outstanding capital stock (treating Tempus Holdings Preferred Stock on an as-converted to Tempus Holdings common stock basis) (although the New Investors will hold an aggregate of only 14.97% of Tempus Holdings voting power) and the Sellers (including the Tempus Affiliate Investor) will own approximately 29.6% of Tempus Holdings issued and outstanding capital stock. If any of Chart’s stockholders exercise their redemption rights (including any Chart stockholders that exercised their redemption rights in connection the extension of the deadline for Chart to consummate its business combination, the ownership interest in Tempus Holdings of Chart’s public stockholders will decrease and the ownership interest in Tempus Holdings of the Sellers, the Investors and Chart’s initial stockholders will increase, and if there are redemptions by Chart’s public stockholders up to the maximum level that would permit completion of the business combination, Chart’s public stockholders, not including the Investors, will have no ownership of Tempus Holdings issued and outstanding capital stock, the New Investors will own approximately 26.4% of Tempus Holdings issued and outstanding capital stock (treating Tempus Holdings Preferred Stock on an as-converted to Tempus Holdings common stock basis) (although the New Investors will hold an aggregate of only 14.97% of Tempus Holdings voting power), Chart’s initial stockholders, which includes the Sponsor and Chart’s directors and officers (and including the Purchasers), will own approximately 35.2% of Tempus Holdings issued and outstanding capital stock and the Sellers (including the Tempus Affiliate Investor) will own approximately 38.4% of Tempus Holdings issued and outstanding capital stock. If the actual facts are different than these assumptions (based on redemptions by Chart’s public stockholders, changes in the terms of the business combination and Financing, adjustments to the Tempus purchase price pursuant to the Merger Agreement or otherwise), the percentage ownership interests in Tempus Holdings post-business combination may be different.

The following table illustrates varying ownership levels of the issued and outstanding capital stock of Tempus Holdings, assuming varying levels of redemptions by Chart’s public stockholders:

	Ownership Percentage Assuming No Redemption of Shares	Ownership Percentage Assuming Maximum Redemption of Shares
Sellers, including Tempus Affiliate Investor	29.6%	38.4%
Chart initial stockholders, including the Purchasers	27.1%	35.2%
New Investors	20.3%	26.4%
Other stockholders	23.0%	0.0%

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In addition to the information contained in this Offer to Purchase, you should carefully review the complete text of the Merger Agreement attached as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on January 7, 2015, the complete text of the First Amendment to the Agreement and Plan of Merger attached as Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 20, 2015 and the complete text of the Second Amendment attached as Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on June 11, 2015. You should also carefully review the complete text of the agreements related to the Financing filed as exhibits to the Form 8-K filed by the Company with the SEC on June 11, 2015. You should also review the registration statement on Form S-4, as amended, initially filed by Tempus Holdings on January 9, 2015, which includes a preliminary proxy statement/prospectus with respect to the proposed business combination, which contains, among other things, important information about, and the various risks associated with, the proposed business combination with Tempus and the Financing and related agreements.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2015

CHART ACQUISITION GROUP LLC

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN INVESTMENTS LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

THE CHART GROUP, L.P.

By:	/s/ Michael LaBarbera
Name:	Michael LaBarbera
Title:	Manager

RCG LV PEARL LLC

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Signatory

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 14, 2015.

(a)(1)(B)*	Letter of Transmittal To Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release, issued by the Purchasers on June 12, 2015.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(d)(2)	Second Amended and Restated Warrant Agreement, dated March 11, 2015, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(d)(3)*	Form of Third Amended and Restated Warrant Agreement

(d)(4)	Form of Second Amended and Restated Letter Agreement, dated March 11, 2015, by and among Chart Acquisition Corp., certain of its security holders and its officers and directors, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on March 11, 2015).

(d)(5)*	Form of Third Amended and Restated Letter Agreement.

(d)(6)	Second Amended and Restated Investment Management Trust Agreement, dated March 11, 2015, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(d)(7)*	Form of Third Amended and Restated Investment Management Trust Agreement

(d)(8)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).

(d)(9)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(d)(10)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(d)(11)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).

(d)(12)	Form of Convertible Promissory Note, dated September 9, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

(d)(13)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).

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(d)(14)	Form of Promissory Note, dated February 4, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on February 5, 2015).

(d)(15)	Second Amended and Restated Escrow Agreement, dated March 11, 2015, by and among Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Investments LLC, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on March 13, 2015).

(d)(16)*	Form of Third Amended and Restated Escrow Agreement.

(d)(17)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(d)(18)	First Amendment to the Agreement and Plan of Merger, dated March 20, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on March 20, 2015).

(d)(19)	Supporting Stockholder Agreement, dated January 5, 2015, by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(d)(20)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).

(d)(21)	Form of Certificate of Designations for Series A Convertible Preferred Stock of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(22)	Form of Series A-1 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(23)	Form of Series A-2 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(24)	Form of Series B-1 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(25)	Form of Series B-2 Warrant of Tempus Applied Solutions Holdings, Inc. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(26)	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(27)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each New Investor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(28)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and TAS Financing Sub Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

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(d)(29)	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Affiliate Investor (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(30)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(31)	Form of First Amendment to Registration Rights Agreement, by and among Chart Acquisition Corp. and certain initial investors (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(d)(32)	Promissory Note, dated June 10, 2015, by and between Chart Acquisition Corporation and Chart Acquisition Group, LLC (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by Chart Acquisition Corp. on June 11, 2015).

(g)	Definitive Proxy Statement of the Company (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Chart Acquisition Corp. on May 26, 2015).

(h)	Not applicable.

* Previously filed.

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